UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 28, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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TGS Announces an Increase of its Natural Gas Transportation Tariffs

FOR IMMEDIATE RELEASE: Wednesday, March 28, 2018

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported that on March 27, 2018 the National Executive Branch issued Decree No. 250/2018 -published in the Official Gazette today-, whereby the National Government ratified the Agreed Minute of License Comprehensive Renegotiation endorsed by TGS on March 30, 2017, thus completing the Integral Tariff Review (“RTI”) process which was started in April 2016. For this reason and in line with the provisions of Resolution No. 74E/2017 issued by the Ministry of Energy and Mining (“MINEM”), the Gas Regulatory Body (“ENARGAS”) issued Resolution No. 310/2018-published in the Official Gazette today-, whereby ENARGAS approves, starting April 1, 2018, a 50% increase in the current tariff charts for natural gas transportation public utilities carried out by TGS, which represents a 7% increase for end users.

It is important to highlight that under the RTI process, the Company has committed to the execution of an ambitious five-year investment plan for the amount of Ar$. 6,786 million (stated in Ar$ as of December 31, 2016) to be carried out in the period April 2017 – March 2022.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. and PCT LLC, who directly and indirectly jointly with WST S.A. through PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: March 28, 2018

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